Exhibit 99.1

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This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

Melco International Development Limited
(Incorporated in Hong Kong with limited liability)
Website : www.melco-group.com
(Stock Code : 200)

CONNECTED TRANSACTION

GRANT OF RESTRICTED SHARES TO A CONNECTED PERSON

BY A LISTED SUBSIDIARY –

MELCO RESORTS & ENTERTAINMENT LIMITED

The Board announces that on 31 March 2020 (US Eastern Standard Time), following publication of the annual results for the year ended 31 December 2019 by the Company, Melco Resorts granted Restricted Shares in respect of 1,553,780 ADSs (equivalent to 4,661,340 Melco Resorts Shares) to Mr. Ho under Melco Resorts Share Incentive Plan.

Grant of Restricted Shares to Mr. Ho by Melco Resorts

The Board announces that on 31 March 2020 (US Eastern Standard Time), following publication of the annual results for the year ended 31 December 2019 by the Company, Melco Resorts granted Restricted Shares in respect of 1,553,780 ADSs (equivalent to 4,661,340 Melco Resorts Shares) to Mr. Ho under Melco Resorts Share Incentive Plan.

Pursuant to Melco Resorts Share Incentive Plan, the Restricted Shares, when issued and fully paid, shall rank pari passu among themselves and with those shares in issue, and will vest to Mr. Ho on the Vesting Dates. The Restricted Shares granted are not transferable and may not be sold, pledged or otherwise transferred until vested.

The Restricted Shares granted represent approximately 0.32% of Melco Resorts’ issued shares as at the date of this announcement and will be vested to Mr. Ho in two equal tranches, as to 776,890 ADSs (equivalent to 2,330,670 Melco Resorts Shares) and 776,890 ADSs (equivalent to 2,330,670 Melco Resorts Shares) on 31 March 2022 and 31 March 2023, respectively.

Based on the closing price of US$12.40 per ADS as quoted on the NASDAQ Global Select Market on 31 March 2020, the market value of the Restricted Shares granted to Mr. Ho is approximately US$19.3 million (equivalent to approximately HK$150 million).

The number of Restricted Shares granted to Mr. Ho was determined with reference to the importance and the contribution of Mr. Ho’s work to the Melco Resorts Group, including the scope and responsibilities of his position as Chairman and Chief Executive Officer of Melco Resorts.

Reasons for and Benefits of the Grant

The purpose of the aforesaid grant of Restricted Shares to Mr. Ho is to recognize Mr. Ho’s contribution to the success and development of the Melco Resorts Group and to incentivize and motivate him to continue to strive for the future development of the Melco Resorts Group and its business. The grant is also part of the cash preservation initiatives implemented by Melco Resorts during the recent COVID-19 pandemic, to satisfy Mr. Ho’s performance bonus for 2019 which he would otherwise have received in cash.

The Directors (including the independent non-executive Directors) consider that the terms of the grant of Restricted Shares by Melco Resorts to Mr. Ho are fair and reasonable, that the grant is on normal commercial terms or better (as far as the Company is concerned) and in the ordinary and usual course of business of the Group, and that the grant is in the interests of the Company and its shareholders as a whole.

The Company confirms that Mr. Ho, who has a material interest in the aforesaid grant of Restricted Shares to him, abstained from voting at the relevant Board meeting on the resolution in relation to such grant. None of the other Directors has a material interest, or otherwise is required to abstain from voting on, the Board resolution in relation to such grant.

Information about Melco Resorts and the Company

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments.

Melco Resorts is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The ADSs of Melco Resorts are listed on the NASDAQ Global Select Market in the US. As at the date of this announcement, Melco Resorts is a subsidiary of the Company.

Melco Resorts will continue to be a subsidiary of the Company following the aforesaid grant of Restricted Shares to Mr. Ho.

For the financial year ended 31 December 2019, Melco Resorts’ audited profits before taxation was approximately US$402,567,000 (equivalent to approximately HK$3,140,022,600) and Melco Resorts’ audited profits after taxation was approximately US$394,228,000 (equivalent to approximately HK$3,074,978,400).

For the financial year ended 31 December 2018, Melco Resorts’ audited profits before taxation was approximately US$339,134,000 (equivalent to approximately HK$2,645,245,200) and Melco Resorts’ audited profits after taxation was approximately US$338,896,000 (equivalent to approximately HK$2,643,388,800).

As at 31 December 2019, Melco Resorts’ audited net asset value was approximately US$3,143,228,000 (equivalent to approximately HK$24,517,178,400).

The grant of the Restricted Shares to Mr. Ho will not result in any gain or loss accrued to the Group’s accounts on the grant date. The Group measures the cost of Restricted Shares to Mr. Ho based on the grant date fair value and will recognize such cost over the vesting period.

Implications under the Listing Rules

Mr. Ho is a substantial shareholder, the Chairman and Chief Executive Officer of the Company. He is also the Chairman and Chief Executive Officer of Melco Resorts. As such, Mr. Ho is a connected person of the Company, and the grant of Restricted Shares to Mr. Ho constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Based on the closing price of US$12.40 per ADS as quoted on the NASDAQ Global Select Market on 31 March 2020 and the number of Restricted Shares granted to Mr. Ho, one or more applicable percentage ratio exceeds 0.1% but each of the applicable percentage ratios is less than 5%. Accordingly, the aforementioned grant of Restricted Shares to Mr. Ho is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American depositary shares of Melco Resorts

“Board”	the board of directors of the Company

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Melco Resorts”	Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with limited liability and a subsidiary of the Company, with its ADSs listed on the NASDAQ Global Select Market in the US

“Melco Resorts Group”	Melco Resorts and its subsidiaries

“Melco Resorts Shares”	shares of Melco Resorts, three of which are equivalent to one ADS

“Melco Resorts Share Incentive Plan”	a share incentive plan adopted by Melco Resorts as approved by shareholders of Melco Resorts and effective from 7 December 2011, and subsequently amended and approved by shareholders of Melco Resorts and the Company in December 2016

“Mr. Ho”	Mr. Ho, Lawrence Yau Lung, substantial shareholder, Chairman and Chief Executive Officer of the Company

“Restricted Shares”	restricted Melco Resorts Shares awarded under Melco Resorts Share Incentive Plan

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US”	The United States of America

“US$”	United States dollars, the lawful currency of the US

“Vesting Dates”	31 March 2022 and 31 March 2023

“%”	per cent.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 1 April 2020

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises three Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director) and Mr. Chung Yuk Man, Clarence; two Non-executive Directors, namely Mr. Tsui Che Yin, Frank and Mr. Ng Ching Wo; and three Independent Non-executive Directors, namely Mr. John William Crawford, Mr. Chow Kwong Fai, Edward and Ms. Karuna Evelyne Shinsho.